June 6 , 2005

Ms. Christina L. Delano

Staff Accountant, Division of Investment Management

U.S. Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

Re: Paradigm Funds

Investment Company File #811-21233

Dear Ms. Delano:

Paradigm Funds respectively submits the following responses to your comments and questions on the annual report (Form N-CSR) for the period ended December 31, 2004 of the Paradigm Value Fund (the "Fund"):

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The filed “Report of Independent Public Accounting Firm” had a date of November 12, 2004, which is prior to the balance sheet date.  The printed version of the Fund's Annual Report mailed to shareholders included the correct version of the Report of Independent Public Accounting Firm, which was dated February 17, 2005. The incorrect date appeared only in the EDGAR version.  Paradigm has filed an amended Form N-CSR with the correctly dated audit opinion.

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On the “Schedule of Investments,” warrants were not noted as “Non-income producing securities.” Paradigm Funds will, on all future filings, notate all warrants as non-income producing securities.

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On “Statement of Assets and Liabilities,” why was there such a large cash balance? On December 31, 2004, the Fund received several large subscriptions from both existing shareholders as well as new investors.

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In Note 3 to the Financial Statements “Investment Advisory Agreement,” the Commission was concerned with the reference to “extraordinary expenses” and what is includable. Under the terms of the Management Agreement between the advisor and the Fund, the advisor is responsible for operating expenses, and the Fund is responsible for " extraordinary and non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trust’s Trustees and officers with respect thereto.”   The term “extraordinary expenses” in the Management Agreement refers to extraordinary expenses as determined under generally accepted accounting principles.  The Fund’s independent auditors would determine whether an expense is extraordinary.  Litigation and indemnification expenses are examples of expenses for which the advisor would not be responsible.

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In Note 4 to the Financial Statements “Investments,” the Commission was unable to reconcile the unrealized net appreciation to the financial statements. The Fund had a difference between the book cost and the tax basis of $39,982, due to wash sales. When the footnote to the financial statements was prepared, the wash sales were subtracted from the tax basis rather than added. The Fund will report the correct tax basis in future filings.

Paradigm Funds, as specifically requested by the Commission, acknowledges that:

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the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or need further clarification, please let me know. My direct number is (518) 431-3261.

Sincerely,

/s/ David J. DeLuca

David J. DeLuca

Chief Compliance Officer

Paradigm Funds